EXHIBIT 99.1

CANAGOLD RESOURCES LTD.

Consolidated Financial Statements

(expressed in United States dollars)

Years ended December 31, 2021, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF CANAGOLD RESOURCES LTD.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Canagold Resources Ltd. (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2021, 2020 and 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021, 2020 and 2019, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 of the consolidated financial statements, which indicates that the Company has an accumulated deficit of $51.1 million as at December 31, 2021. As stated in Note 1 to the consolidated financial statements, this condition, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

	Vancouver	Langley	Nanaimo
	1700 - 475 Howe St	305 - 9440 202 St	201 - 1825 Bowen Rd
	Vancouver, BC V6C 2B3	Langley, BC VIM 4A6	Nanaimo, BC V9S 1H1

	T: 604 687 1231	T: 604 282 3600	T: 250 755 2111
Smythe LLP | smythecpa.com	F: 604 688 4675	F: 604 357 1376	F: 250 984 0886

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Chartered Professional Accountants

We have served as the Company’s auditor since 2008.

Vancouver, Canada

March 28, 2022

	Vancouver	Langley	Nanaimo
	1700 - 475 Howe St	305 - 9440 202 St	201 - 1825 Bowen Rd
	Vancouver, BC V6C 2B3	Langley, BC VIM 4A6	Nanaimo, BC V9S 1H1

	T: 604 687 1231	T: 604 282 3600	T: 250 755 2111
Smythe LLP | smythecpa.com	F: 604 688 4675	F: 604 357 1376	F: 250 984 0886

CANAGOLD RESOURCES LTD.

Consolidated Statements of Financial Position

(expressed in thousands of United States dollars)

		December 31,
	Notes	2021	2020

ASSETS

CURRENT ASSETS
Cash		$2,008	$6,117
Marketable securities	7	1,300	1,323
Receivables and prepaids		450	297
Total Current Assets		3,758	7,737

NON-CURRENT ASSETS
Mineral property interests	8	23,781	15,820
Equipment	9	44	83
Total Non-Current Assets		23,825	15,903
Total Assets		$27,583	$23,640

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	13	$929	$324
Flow through premium liability	10(a)	198	-
Deferred royalty liability, current	10(b)	35	35
Lease liability, current	10(c)	21	31
Total Current Liabilities		1,183	390

LONG TERM LIABILITIES
Deferred royalty liability, long term	10(b)	107	116
Lease liability, long term	10(c)	-	20
Total Long Term Liabilities		107	136
Total Liabilities		1,290	526

SHAREHOLDERS' EQUITY
Share capital	11(b)	77,753	73,595
Reserve for share-based payments		1,676	821
Accumulated other comprehensive loss		(2,049)	(2,044)
Deficit		(51,087)	(49,258)
Total Shareholders' Equity		26,293	23,114
Total Liabilities and Shareholders' Equity		$27,583	$23,640

Nature of operations and going concern (Note 1)

Commitments (Note 15)

Refer to the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Bradford Cooke	/s/ Martin Burian

Director	Director

CANAGOLD RESOURCES LTD.

Consolidated Statements of Comprehensive Loss

(expressed in thousands of United States dollars, except per share amounts)

		Years ended December 31,
	Notes	2021	2020	2019

Expenses:
Amortization	9	$55	$48	$48
Corporate development	12 and 13	-	63	31
Employee and director remuneration	13	591	559	462
General and administrative	12 and 13	295	228	175
Shareholder relations		446	514	116
Share-based payments	11(c) and 13	974	170	120

Operating loss		(2,361)	(1,582)	(952)

Interest and other income		7	11	35
Change in fair value of marketable securities	7	(384)	760	(131)
Flow through financing costs	10(a)	-	(8)	-
Interest and finance charges	10(b) and (c)	(33)	(39)	(44)
Foreign exchange (loss) gain		(29)	17	41
Write-off of mineral property interest	8(a)(iv)	-	(1,127)	-
Mineral property option income	8(a) and (b)	762	251	5

Net loss before income tax		(2,038)	(1,717)	(1,046)

Income tax recovery	10(a)	206	9	3

Net loss for the year		(1,832)	(1,708)	(1,043)

Other comprehensive income (loss):
Item that will or may be reclassified to profit or loss:
Foreign currency translation adjustment		(5)	453	756

Comprehensive loss for the year		$(1,837)	$(1,255)	$(287)

Basic and diluted loss per share		$(0.03)	$(0.03)	$(0.02)

Weighted average number of common shares outstanding		72,717,550	52,298,078	45,775,307

Refer to the accompanying notes to the consolidated financial statements.

CANAGOLD RESOURCES LTD.

Consolidated Statements of Changes in Shareholders’ Equity

(expressed in thousands of United States dollars)

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2018	43,670,965	$66,305	$734	$(3,253)	$(46,712)	$17,074
Private placement, net of share issue costs	4,745,971	1,084	-	-	-	1,084
Property acquisition (Note 11(b)(ii))	115,000	23	-	-	-	23
Share issue expenses	-	(93)	-	-	-	(93)
Finders fee warrants	-	(32)	32	-	-	-
Share-based payments	-	-	120	-	-	120
Cancellation and expiration of stock options	-	-	(155)	-	155	-
Expiration of finders fee warrants	-	-	(22)	-	22	-
Comprehensive loss for the year	-	-	-	756	(1,043)	(287)
Balance, December 31, 2019	48,531,936	67,287	709	(2,497)	(47,578)	17,921
Private placement	21,000,000	6,373	-	-	-	6,373
Exercise of stock options	576,000	236	(98)	-	-	138
Exercise of share appreciation rights	143,303	59	(49)	-	(10)	-
Share issue expenses	-	(233)	-	-	-	(233)
Finders fee warrants	-	(127)	127	-	-	-
Share-based payments	-	-	170	-	-	170
Cancellation and expiration of stock options	-	-	(38)	-	38	-
Comprehensive loss for the year	-	-	-	453	(1,708)	(1,255)
Balance, December 31, 2020	70,251,239	73,595	821	(2,044)	(49,258)	23,114
Private placement	11,201,849	4,126	-	-	-	4,126
Exercise of stock options	650,000	384	(180)	-	-	204
Exercise of share appreciation rights	104,884	56	(59)	-	3	-
Exercise of warrants	301,624	105	(33)	-	-	72
Share issue expenses	-	(363)	-	-	-	(363)
Finders fee warrants	-	(150)	150	-	-	-
Share-based payments	-	-	974	-	-	974
Comprehensive loss for the year	-	-	3	(5)	(1,832)	(1,834)
Balance, December 31, 2021	82,509,596	$77,753	$1,676	$(2,049)	$(51,087)	$26,293

Refer to the accompanying notes to the consolidated financial statements.

CANAGOLD RESOURCES LTD.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

		Years ended December 31,
	Notes	2021	2020	2019

Cash provided from (used by):

Operations:
Net loss for the year		$(1,832)	$(1,708)	$(1,043)
Items not involving cash:
Accrued interest		33	24	44
Amortization		55	48	48
Change in fair value of marketable securities		384	(760)	131
Income tax recovery		(206)	(9)	(3)
Share-based payments		974	170	120
Write-off of mineral property interest	8(a)(iv)	-	1,127	-
Mineral property option income	8(a),(b)	(753)	(251)	(5)
		(1,345)	(1,359)	(708)
Changes in non-cash working capital items:
Receivables and prepaids		(153)	(221)	11
Accounts payable and accrued liabilities		605	173	(116)
Net cash used by operating activities		(893)	(1,407)	(813)

Financing:
Issuance of common shares, net of share issuance costs		4,165	6,140	1,008
Exercise of stock options		204	138	-
Exercise of warrants		72	-	-
Lease payments		(38)	(35)	(36)
Net cash provided from financing activities		4,403	6,243	972

Investing:
Mineral property interests, net of recoveries		(8,190)	(793)	(1,153)
Deferred royalty payment	10(b)	-	-	(35)
Proceeds from disposition of marketable securities	7	656	296	518
Proceeds from promissory note receivable	6	-	-	59
Expenditures for equipment	9	(16)	(4)	(8)
Net cash used by investing activities		(7,550)	(501)	(619)

Unrealized foreign exchange (loss) gain on cash		(69)	(141)	54

(Decrease) increase in cash		(4,109)	4,194	(406)
Cash, beginning of year		6,117	1,923	2,329

Cash, end of year		$2,008	$6,117	$1,923

Refer to the accompanying notes to the consolidated financial statements.

CANAGOLD RESOURCES LTD.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

		Years ended December 31,
	Notes	2021	2020	2019

Non-cash financing and investing activities:

Fair value of marketable securities received from option on mineral property interests		$1,010	$691	$-

Fair value of common shares issued for:
Mineral property interests	11(a)(ii) and (iii)	-	-	23

Fair value allocated to common shares issued on exercise of:
Stock options		180	98	-
Share appreciation rights	11(b)(I)	59	49	-

Fair value of finders fee warrants from:
Issuance of finders fee warrants	11(b)(i) and (ii)	150	127	32

Expiration of:
Stock options		-	38	155
Finders fee warrants		-	-	22

Share issuance costs included in Accounts Payable		-	-	5

Income taxes paid		-	-	-

Interest received		-	-	-
Interest paid		21	26	17

Refer to the accompanying notes to the consolidated financial statements.

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.	Nature of Operations and Going Concern

Canagold Resources Ltd. (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company’s registered office is #910 – 800 West Pender Street, Vancouver, BC, Canada, V6C 2V6 and its principal place of business is #810 – 625 Howe Street, Vancouver, BC, Canada, V6C 2T6.

The Company has no operating revenues, has incurred a significant net loss of $1.8 million in 2021 (2020 - $1.7 million and 2019 - $1.0 million) and has a deficit of $51.1 million as at December 31, 2021 (2020 - $49.3 million and 2019 – $47.6 million).In addition, the Company has negative cash flows from operations. These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and repayment of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management continues to find opportunities to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2.	Basis of Presentation

(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

(b)	Approval of consolidated financial statements:

These consolidated financial statements were approved by the Company’s Board of Directors on March 28, 2022.

(c)	Basis of presentation:

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(d)	Functional currency and presentation currency:

The functional currency of the Company and its subsidiaries is the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

Canagold Resources Ltd.	Page 8

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(d)	Functional currency and presentation currency: (continued)

•	Monetary assets and liabilities at the exchange rate at the consolidated statement of financial position date;
•	Non-monetary assets and liabilities at the historical exchange rates, unless such items are carried at fair value, in which case they are translated at the date when the fair value was determined;
•	Shareholders’ equity items at historical exchange rates; and
•	Revenue and expense items at the rate of exchange on the transaction date.

The Company’s presentation currency is the United States dollar. For presentation purposes, all amounts are translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period. Statement of financial position accounts, with the exception of equity, are translated using the exchange rate at the end of each reporting period, transactions on the statement of comprehensive loss are recorded at the average rate of exchange during the period, and equity accounts are translated using historical actual exchange rates.

Exchange gains and losses arising from translation to the Company’s presentation currency are recorded as cumulative translation adjustment, which is included in accumulated other comprehensive loss.

(e)	Critical accounting estimates and judgements:

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests and receivables; valuation of certain marketable securities; accrued site remediation; amount of flow-through obligations; recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued or modified; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company applies judgement in assessing the functional currency of each entity consolidated in these consolidated financial statements. The functional currency of the Company and its subsidiaries is determined using the currency of the primary economic environment in which that entity operates.

For right of use assets and lease liability, the Company applies judgement in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create an economic incentive to exercise renewal options. Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option.

The Company applies judgement in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

Canagold Resources Ltd.	Page 9

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(e)	Critical accounting estimates and judgements: (continued)

The Company is required to spend proceeds received from the issuance of flow-through shares on qualifying resources expenditures. Differences in judgement between management and regulatory authorities with respect to qualified expenditures may result in disallowed expenditures by the tax authorities. Any amount disallowed may result in the Company’s required expenditures not being fulfilled.

At the end of each reporting period, the Company assesses each of its mineral resource properties to determine whether any indication of impairment exists. Judgement is required in determining whether indicators of impairment exist, including factors such as: the period for which the Company has the right to explore; expected renewals of exploration rights; whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned; and results of exploration and evaluation activities on the exploration and evaluation assets.

(f)	New accounting standards and recent pronouncements:

The standards listed below include only those which the Company reasonably expects may be applicable to the Company in the current period and at a future date. The standards will not have a material impact on the consolidated financial statements.

(i)	Reference to the Conceptual Framework (Amendments to IFRS 3):

IFRS 3 Business Combinations has been revised to incorporate amendments issued by the International Accounting Standards Board (IASB) in May 2020. The amendments update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for a business combination.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted if an entity also applies Amendments to References to the Conceptual Framework in IFRS Standards, issued in March 2018, at the same time or earlier.

(ii)	Property, Plant and Equipment—Proceeds before Intended Use (Amendments to IAS 16):

IAS 16 Property, Plant and Equipment has been revised to incorporate amendments issued by the IASB in May 2020. The amendments prohibit an entity from deducting from the cost of property, plant and equipment the proceeds from selling items produced before the asset is available for use. Instead, an entity will recognize such sales proceeds and related cost in profit or loss.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

(iii)	Onerous Contracts—Cost of Fulfilling a Contract (Amendments to IAS 37)

IAS 37 Provisions, Contingent Liabilities and Contingent Assets has been revised to incorporate amendments issued by the IASB in May 2020. The amendments specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

Canagold Resources Ltd.	Page 10

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

(iv)	Annual Improvements to IFRS Standards 2018-2020

The following standards have been revised to incorporate amendments issued by the IASB in May 2020:

-

IFRS 1 First time Adoption of International Financial Reporting Standards – The amendment simplifies the application of IFRS 1 by a subsidiary that becomes a first time adopter after its parent in relation to the measurement of cumulative translation differences.

-

IFRS 9 Financial Instruments – The amendment clarifies the fees an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability.

-

IAS 41 Agriculture – The amendment removes a requirement to exclude cash flows from taxation when measuring fair value thereby aligning the fair value measurement requirements in IAS 41 with those in other IFRS Standards.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

(v)	Classification of Liabilities as Current or Non current (Amendments to IAS 1)

IAS 1 Presentation of Financial Statements has been revised to incorporate amendments issued by the International Accounting Standards Board (IASB) in January 2020.

The amendments clarify the criterion for classifying a liability as non current relating to the right to defer settlement of the liability for at least 12 months after the reporting period.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries including New Polaris Gold Mines Ltd. (Canada) and American Innovative Minerals LLC (“AIM”) (USA). The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases. All significant intercompany transactions and balances are eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Canagold Resources Ltd.	Page 11

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(b)	Financial instruments:

	(i)	Financial assets:

Initial recognition and measurement

A financial asset is measured initially at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. On initial recognition, a financial asset is classified as measured at amortized cost or fair value through profit or loss. A financial asset is measured at amortized cost if it meets the conditions that: (i) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding; and (iii) is not designated as fair value through profit or loss.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit and loss are carried in the consolidated statements of financial position at fair value with changes in fair value therein, recognized in the consolidated statements of operations and comprehensive loss.

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method.

	(ii)	Derecognition:

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when:

•	the contractual rights to receive cash flows from the asset have expired; or

•

the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either: (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(iii)	Financial liabilities:

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires. Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost. All interest-related charges are reported in profit or loss within interest expense, if applicable.

Canagold Resources Ltd.	Page 12

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(b)	Financial instruments: (continued)

(iv)	Fair value hierarchy

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

(c)	Impairment of non-financial assets:

The carrying amounts of non-current assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded as an expense in profit or loss.

The recoverable amount is the higher of an asset’s “fair value less costs to sell” for the asset's highest and best use, and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined. “Fair value less costs to sell” is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date less incremental costs directly attributable to disposal of the asset, excluding financing costs and income tax expenses. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing “value-in-use”, the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

For the purposes of impairment testing, mineral property interests are allocated to cash-generating units to which the exploration or development activity relates. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior periods. A reversal of an impairment loss is recognized immediately in profit or loss.

(d)	Mineral property interests:

All costs related to investments in mineral property interests are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a mineral property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

Canagold Resources Ltd.	Page 13

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(d)	Mineral property interests:

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of a property option agreement. As the property options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Property option payments are recorded as property costs or recoveries when the payments are made or received. Proceeds received on the sale or property option of the Company’s property interest is recorded as a reduction of the mineral property cost. The Company recognizes in income those costs that are recovered on mineral property interests when amounts received or receivable are in excess of the carrying amount.

The amounts shown for mineral property interests represent costs incurred to date and include advance net smelter return (“NSR”) royalties, less recoveries and write-downs, and are not intended to reflect present or future values.

(e)	Equipment:

Leasehold improvements, office equipment and furnishings, and right-of-use assets are recorded at cost, and are amortized as follows:

Leasehold improvements	Straight line over lease term
Office equipment	Double declining rate of 30%
Office furnishings	Double declining rate of 20%
Right-of-use	Straight line over lease term

(f)	Proceeds on unit offerings:

Proceeds received on the issuance of units, consisting of common shares and warrants, are first allocated to the fair value of the common shares with any residual value then allocated to warrants. Consideration received on the exercise of warrants is recorded as share capital and any related reserve for share-based payments is transferred to share capital. Upon expiry of the warrants, the recorded fair value of the warrants is transferred from the reserve for share-based payments to deficit.

(g)	Non-monetary transactions:

Common shares issued for consideration other than cash are valued based on the fair market value of the goods or services and if not determinable, the common shares are valued at their quoted market price at the date of issuance.

(h)	Flow-through common shares:

The Company will from time to time, issue flow-through common shares to finance a portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through shares into: (i) a flow-through share premium equal to the excess, if any, which investors pay for the flow-through common share over the market price of common shares on closing date and which is recognized as a liability and (ii) share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability or tax recovery for the amount of tax reduction renounced to the shareholders.

Canagold Resources Ltd.	Page 14

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(h)	Flow-through common shares: (continued)

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through share proceeds.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with the Government of Canada flow-through regulations. When applicable, this tax is accrued as a finance expense until paid.

(i)	Share-based payments:

The Company has a stock option plan that is described in Note 11(c). Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to the reserve for share-based payments. Consideration received on the exercise of stock options is recorded as share capital and the related reserve for share-based payments is transferred to share capital. Upon expiry, the recorded fair value is transferred from reserve for share-based payments to deficit.

The Company has a share appreciation rights plan, which provides stock option holders the right to receive the number of common shares that are equal in value to the intrinsic value of the stock options at the date of exercise. Amounts transferred from the reserve for share-based payment to share capital are based on the ratio of shares actually issued to the number of stock options originally granted. The remainder is transferred to deficit.

(j)	Environmental rehabilitation:

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of mineral property interests and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mining assets along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as mining assets.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the rehabilitation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period.

Canagold Resources Ltd.	Page 15

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(j)	Environmental rehabilitation: (continued)

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred. The cost of ongoing current programs to prevent and control pollution is charged against profit or loss as incurred.

(k)	Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. The treasury stock method is used to calculate diluted earnings (loss) per common share amounts. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of the diluted per common share amount assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants in the loss per common share calculation would be anti-dilutive.

(l)	Provisions:

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

(m)	Income taxes:

The Company follows the asset and liability method for accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss in the period that includes the substantive enactment date. Deferred tax assets are recognized to the extent that recovery is considered probable.

Canagold Resources Ltd.	Page 16

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(n)	Right-of-use asset and lease liability:

The Company assesses whether a contract is or contains a lease, at inception of a contract. The Company recognizes a right-of-use asset (“ROU asset”) and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, at the commencement of the lease, with the following exceptions:

(i)	the Company has elected not to recognize ROU assets and liabilities for leases where the total lease term is less than or equal to 12 months; or

(ii)	for leases of low value.

The payments for such leases are recognized in the consolidated statements of loss and comprehensive loss over the lease term.

The ROU asset is initially measured based on the present value of lease payments, lease payments made at or before the commencement day, and any initial direct costs. They are subsequently measured at cost less accumulated amortization and impairment losses. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments include fixed payments less any lease incentives and any variable lease payments where variability depends on an index or rate. When the lease contains an extension or purchase option that the Company considers reasonably certain to be exercised, the cost of the option is included in the lease payments.

Variable lease payments that do not depend on an index or rate are not included in the measurement of the ROU asset and lease liability. The related payments are recognized as an expense in the period in which the triggering event occurs and are included in the consolidated statements of loss and comprehensive loss.

4.	Management of Capital

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital and proceeds from debt. The Company has generated cash inflows from the disposition of marketable securities. The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as debt and share capital. Capital requirements are driven by the Company’s exploration activities on its mineral property interests. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Canagold Resources Ltd.	Page 17

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.	Management of Capital (continued)

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future. The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests, and to meet its administrative overhead costs for the coming periods.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2021.

5.	Management of Financial Risk

The Company has classified its financial instruments under IFRS 9 Financial Instruments (“IFRS 9”) as follows:

IFRS 9
Financial Assets
Cash	Fair value through profit or loss ("FVTPL")
Marketable securities	FVTPL
Receivables	Amortized cost

Financial Liability
Accounts payable and accrued liabilities	Amortized cost
Deferred royalty liability	Amortized cost
Lease liability	Amortized cost

The fair values of the Company’s receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity. Cash and certain marketable securities are measured at fair values using Level 1 inputs. Other marketable securities are measured using Level 3 of the fair value hierarchy. Deferred royalty and lease liabilities are measured using Level 2 inputs.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

(a)	Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Canagold Resources Ltd.	Page 18

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(a)	Credit risk: (continued)

To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable, which may include amounts receivable from certain related parties, and records an expected credit loss based on its best estimate of potentially uncollectible amounts. Management believes that the credit risk with respect to these financial instruments is remote.

The financial instruments that potentially subject the Company to credit risk comprise investments, cash and cash equivalents and certain amounts receivable, the carrying value of which represents the Company’s maximum exposure to credit risk.

(b)	Liquidity risk (Note 1):

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at December 31, 2021, the Company had a working capital (current assets less current liabilities) of $2.6 million (2020 – $7.3 million). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2022.

The following schedule provides the contractual obligations related to the deferred royalty and lease liability payments (Notes 10(b) and (c)) as at December 31, 2021 and 2020:

	Payments due by Period (CAD$000)					Payments due by Period (US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$28	$28	$-	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	250	35	105	105	5

Total, December 31, 2021	$28	$28	$-	$-	$-	$250	$35	$105	$105	$5

Basic office lease	$76	$48	$28	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	285	35	105	105	40

Total, December 31, 2020	$76	$48	$28	$-	$-	$285	$35	$105	$105	$40

Accounts payable and accrued liabilities are due in less than 90 days.

Canagold Resources Ltd.	Page 19

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c)	Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i) Foreign currency risk:

Certain of the Company’s mineral property interests and operations are in Canada. Most of its operating expenses are incurred in Canadian dollars. Fluctuations in the Canadian dollar would affect the Company’s consolidated statements of comprehensive loss as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its consolidated financial statements are presented in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
	(Held in Canadian Dollars)
	2021	2020

Cash	$1,701	$5,622
Marketable securities	1,300	1,323
Receivables	1	87
Accounts payable and accrued liabilities	(800)	(308)
Lease liability	(21)	(51)

Net financial assets (liabilities), December 31	$2,181	$6,673

Based upon the above net exposure as at December 31, 2021 and assuming all other variables remain constant, a 10% (2020 - 15%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $218,000 (2020 - $1.0 million) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)	Interest rate risk:

In respect of financial assets, the Company's policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. The Company’s investments in guaranteed investment certificates bear a fixed rate and are cashable at any time prior to maturity date. Interest rate risk is not significant to the Company as it has no cash equivalents and no interest bearing debt at period-end.

Canagold Resources Ltd.	Page 20

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c)	Market risk: (continued)

(iii) Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby investment in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL. There is no separately quoted market value for the Company’s investments in the shares of certain strategic investments.

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at December 31, 2021 and assuming all other variables remain constant, a net increase or decrease of 75% (2020 - 80%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $975,000 (2020 - $1.1 million).

6.	Promissory Note Receivable

On February 12, 2018, the Company entered into a Forbearance Agreement with the debtor in which the loan principal totaling $220,000. Funds of $94,500 were received in 2018 with a final balance of $59,500 received in January 2019, net of legal fees.

7.	Marketable Securities

	December 31,
	2021	2020

Balance, begin of period	$1,323	$104
Fair value of marketable securities received from options on mineral property interests	1,010	691
Disposition of marketable securities at fair value	(656)	(296)
Change in fair value of marketable securities	(384)	760
Foreign currency translation adjustment	7	64
Balance, end of period	$1,300	$1,323

Canagold Resources Ltd.	Page 21

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.	Mineral PropertyInterests

	Canada					USA
	British Columbia			Nunavut		Nevada
	New Polaris	Windfall Hills	Princeton	Hard Cash	Nigel	Fondaway Canyon	Corral Canyon
	(Note 8(a)(i))	(Note 8(a)(ii))	(Note 8(a)(iii))	(Note 8(a)(iv))	(Note 8(a)(iv))	(Notes 8(b)(i))	(Note 8(b)(ii))	Total

Acquisition Costs:

Balance, December 31, 2019	$3,914	$361	$20	$31	$5	$2,112	$24	$6,467
Additions	9	-	8	-	-	-	-	17
Recoveries	-	-	(28)	-	-	(513)	-	(541)
Foreign currency translation adjustment	4	7	-	1	-	42	1	55
Impairment	-	-	-	(32)	(5)	-	-	(37)
Balance, December 31, 2020	3,927	368	-	-	-	1,641	25	5,961

Deferred Exploration Expenditures:

Balance, December 31, 2019	6,338	670	188	337	-	1,580	503	9,616
Additions:
Exploration:
Assays and sampling	-	20	-	22	-	-	4	46
Drilling	-	208	-	172	-	-	-	380
Environmental	24	-	-	22	-	-	-	46
Field, camp, supplies	7	10	-	106	-	-	-	123
General, administrative, sundry	4	-	2	-	-	12	2	20
Geology	-	62	-	64	-	-	-	126
Local labour	15	-	-	-	-	-	-	15
Machinery and equipment	34	-	-	9	-	-	-	43
Reclamation bond	20	-	-	-	-	-	-	20
Rental and storage	4	-	-	-	-	20	5	29
Salaries	30	34	5	25	-	6	6	106
Surface taxes	1	-	-	-	-	-	16	17
Transportation	44	27	-	326	-	-	-	397
Recoveries	-	-	(200)	-	-	(81)	-	(281)
Foreign currency translation adjustment	162	15	5	7	-	36	21	246
Impairment	-	-	-	(1,090)	-	-	-	(1,090)
Balance, December 31, 2020	6,683	1,046	-	-	-	1,573	557	9,859

Mineral property interests:
Balance, December 31, 2020	$10,610	$1,414	$-	$-	$-	$3,214	$582	$15,820

Canagold Resources Ltd.	Page 22

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.	Mineral Property Interests (continued)

	Canada		USA
	British Columbia		Nevada
	New Polaris	Windfall Hills	Fondaway Canyon	Corral Canyon
	(Note 8(a)(i))	(Note 8(a)(ii))	(Notes 8(b)(i))	(Note 8(b)(ii))	Total

Acquisition Costs:

Balance, December 31, 2020	$3,927	$368	$1,641	$25	$5,961
Additions	13	-	-	-	13
Recoveries	-	-	(359)	-	(359)
Foreign currency translation adjustment	1	2	7		10
Balance, December 31, 2021	3,941	370	1,289	25	5,625

Deferred Exploration Expenditures:

Balance, December 31, 2020	6,683	1,046	1,573	557	9,859
Additions:
Exploration:
Assays and sampling	105	2	-	-	107
Community and social	3	-	-	-	3
Drilling	4,250	-	-	-	4,250
Engineering	34	-	-	-	34
Environmental	534	-	-	-	534
Field, camp, supplies	401	-	-	-	401
Fuel, gas, propane	296	-	-	-	296
General, administrative, sundry	14	-	3	-	17
Geology	570	-	-	-	570
Local labour	594	-	-	-	594
Machinery and equipment	136	-	-	-	136
Metallurgy	(7)	-	-	-	(7)
Rental and storage	83	-	20	1	104
Salaries	110	10	2	2	124
Surface taxes	10	-	-	17	27
Surveying	23	-	-	-	23
Transportation	1,062	-	-	-	1,062
Utilities	46	-	3	-	49
Recoveries	-	-	(61)	-	(61)
Foreign currency translation adjustment	21	4	7	2	34
Balance, December 31, 2021	14,968	1,062	1,547	579	18,156

Mineral property interests:
Balance, December 31, 2021	$18,909	$1,432	$2,836	$604	$23,781

Canagold Resources Ltd.	Page 23

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.	Mineral Property Interests (continued)

(a)	Canada:

	(i)	New Polaris (British Columbia):

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at December 31, 2021 include a reclamation bond for $218,000 (2020 - $218,000).

	(ii)	Windfall Hills (British Columbia):

The Company owns 100% undivided interests in two adjacent gold properties (Uduk Lake and Dunn properties) located in British Columbia. The Uduk Lake properties are subject to a 1.5% NSR production royalty that can be purchased for CAD$1 million and another 3% NSR production royalty. The Dunn properties are subject to a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

	(iii)	Princeton (British Columbia):

In December 2018 and then as amended in June 2019, the Company entered into a property option agreement jointly with Universal Copper Ltd. (formerly, Tasca Resources Ltd.) (“Universal”) and an individual. In October 2020, the Company assigned its interest in the property option agreement for the Princeton property to Damara Gold Corp. (“Damara”). Pursuant to the assignment, Damara issued 9.9% of its outstanding common shares to the Company on closing of the assignment at a fair value of $228,500. After reducing the carrying value of the property to $Nil by recording a $228,000 recovery to the mineral property, the Company recorded mineral property option income of $500 for the year ended December 31, 2020. Subject to the exercise of the option by December 31, 2021, the Company’s aggregate ownership in the capital of Damara shall increase to 19.9% which Damara did exercise by the issuance of 9.8 million Damara shares to the Company at a fair value of $588,800 which was recorded as mineral property option income for the year ended December 31, 2021.

	(iv)	Hard Cash and Nigel (Nunavut):

In November 2018, the Company entered into a property option agreement with Silver Range Resources Ltd. (“Silver Range”) whereby the Company had an option to earn a 100% undivided interests in the Hard Cash and Nigel properties by paying CAD$150,000 in cash and issuing 1.5 million common shares to Silver Range over a four year period.

In 2020, the Company terminated the property option agreement, and accordingly indicators of impairment existed leading to a test of recoverable amount which resulted in an impairment loss of $1.1 million. A value in use calculation is not applicable as the Company does not have any expected cash flows from the property option agreement at this stage. In estimating the fair value less costs of disposal, management did not have observable or unobservable input to estimate the recoverable amount greater than $nil. As this valuation technique requires management’s judgement and estimates of recoverable amount, it is classified as Level 3 of the fair value hierarchy.

Canagold Resources Ltd.	Page 24

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.	Mineral Property Interests (continued)

(b)	United States:

(i) Fondaway Canyon (Nevada):

On March 20, 2017, the Company closed the Membership Interest Purchase Agreement with AIM (the “Membership Agreement”) whereby the Company acquired 100% legal and beneficial interests in mineral properties located in Nevada, Idaho and Utah (USA) for a total cash purchase price of $2 million in cash and honouring pre-existing NSRs. Certain of the mineral properties are subject to royalties. For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $425,000 with a fair value of $183,000 was outstanding upon the closing of the Membership Agreement; a balance of $250,000 remains payable as at December 31, 2021 (2020 - $285,000). The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

On October 16, 2019, the Company signed a binding Letter Agreement with Getchell Gold Corp. (“Getchell”) which was later superseded by the Option Agreement for the Acquisition of Fondaway Canyon and Dixie Comstock Properties on January 3, 2020, whereby Getchell has an option for 4 years to acquire 100% of the Fondaway Canyon and Dixie Comstock properties located in Churchill County, Nevada (both subject to a 2% NSR) for $4 million in total compensation to the Company, comprised of $2 million in cash and $2 million in shares of Getchell. Payment terms by Getchell are as follows:

	Cash		US$ equivalent in Getchell Shares

At signing of agreement	$100	(received in 2020)	$100	(received in 2020 with fair value of $104,600)
1st anniversary	100	(received in 2020)	200	(received in 2020 with fair value of $208,400)
2nd anniversary	100	(received in 2021)	300	(received in 2021 with fair value of $259,000)
3rd anniversary	100		400
4th anniversary	1,600		1,000
	$2,000		$2,000

The option includes minimum annual work commitments of $1.45 million on the properties. Getchell must also honor the pre-existing NSR and advance royalty commitments related to the properties, and grant the Company a 2% NSR on the Fondaway Canyon and Dixie Comstock properties of which half (1%) can be bought for $1 million per property.

(ii)	Corral Canyon (Nevada):

In 2018, the Company staked 92 mining claims in Nevada, USA.

Canagold Resources Ltd.	Page 25

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.	Mineral Property Interests (continued)

(b)	United States:

(iii) Silver King (Nevada):

In October 2018, the Company entered into a property option agreement for its Silver King property with Brownstone Ventures (US) Inc. (“Brownstone”) whereby Brownstone has an option to earn a 100% undivided interest by paying $240,000 in cash over a 10 year period with early option exercise payment of $120,000. The Company will retain a 2% NSR of which a 1% NSR can be acquired by Brownstone for $1 million. The Company received $12,000 cash in 2021 (2020 - $12,000) which was recognized as mineral property option income.

(iv) Lightning Tree (Idaho):

On September 10, 2020, the Company entered into an option agreement in the form of a definitive mineral property purchase agreement for its Lightning Tree property located in Lemhi County, Idaho, with Ophir Gold Corp. (“Ophir”), whereby Ophir shall acquire a 100% undivided interest in the property. In order to acquire the property, over a three year period, Ophir shall pay to the Company a total of CAD$137,500 in cash over a three year period and issue 2.5 million common shares and 2.5 million warrants over a two year period, and shall incur aggregate exploration expenditures of at least $4 million over a three year period. The Company will retain a 2.5% NSR of which a 1% NSR can be acquired by Ophir for CAD$1 million. If Ophir fails to file a NI 43-101 compliant resource on the Lightning Tree property within three years, the property will not be conveyed to Ophir. In 2021, the Company received CAD$25,000 cash (2020 – CAD$12,500) and 1.25 million shares with a fair value of $159,600 (2020 - 1.25 million shares with a fair value of $130,500) and 1.25 million warrants with a fair value of $5,000 (2020 - 1.25 million warrants with a fair value of $41,900), all of which were recognized as mineral property option income.

(c)	Expenditure options:

As at December 31, 2021, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments as follows:

	Cash	Cash	Annual	Number of
	Payments	Payments	Payments	Shares
	(CADS$000)	(US$000)	(US$000)

New Polaris (Note 8(a)(i)):
Net profit interest reduction or buydown	$-	$-	$-	150,000

Fondaway Canyon (Note 8(b)(i)):
Advance royalty payment for buyout of 3% net smelter return (1)	-	-	35	-
Buyout provision for net smelter return of 2% (2)	-	2,000	-	-

Windfall Hills (Note 8(a)(ii)):
Buyout provision for net smelter return of 1.5%	1,000	-	-	-
Reduction of net smelter return of 2% to 1%	-	500	-	-

	$1,000	$2,500	$35	150,000

Canagold Resources Ltd.	Page 26

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.	Mineral Property Interests (continued)

(c)	Expenditure options: (continued)

(1)

Advance royalty payments of $250,000 remain payable as at December 31, 2021 with annual payments of $35,000. Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty (Note 8(b)(i)).

(2) The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

These amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.

(d)	Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral property interests/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(e)	Realization of assets:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the mineral properties, on the attainment of successful commercial production or from the proceeds of their disposal. The recoverability of the amounts shown for mineral property interests is dependent upon the existence of reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

(f)	Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its current properties and former properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former mineral property interests that may result in material liability to the Company.

Canagold Resources Ltd.	Page 27

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Equipment

	Leasehold	Office Furnishings	Right of Use
	Improvements	and Equipment	Asset	Total
Cost:
Balance, December 31, 2019	$87	$42	$117	$246
Acquisitions	-	4	-	4
Foreign currency translation adjustment	2	1	3	6
Balance, December 31, 2020	89	47	120	256
Acquisitions	-	16	-	16
Foreign currency translation adjustment	-	-	1	1
Balance, December 31, 2021	89	63	121	273

Accumulated amortization:
Balance, December 31, 2019	42	18	58	118
Amortization	16	9	23	48
Foreign currency translation adjustment	2	1	4	7
Balance, December 31, 2020	60	28	85	173
Amortization	18	13	24	55
Foreign currency translation adjustment	-	-	1	1
Balance, December 31, 2021	78	41	110	229

Net book value:
Balance, December 31, 2020	$29	$19	$35	$83
Balance, December 31, 2021	$11	$22	$11	$44

The Company has a lease agreement for its headquarter office space in Vancouver, British Columbia.

10.	Liabilities

(a)	Flow Through Premium Liability

On July 23, 2019, the Company closed a private placement for 4.7 million flow through common shares for gross proceeds of CAD$1.4 million; of these shares, 3.4 million were issued at a price of CAD$0.30 per share and 1.3 million shares at CAD$0.3125 per share. The fair value of the shares was CAD$0.30 per share, resulting in the recognition of a flow through premium liability of CAD$0.0125 per share for a total of CAD$16,000.

On October 28, 2021, the Company closed a private placement for 10.6 million flow through common shares at CAD$0.50 per share for gross proceeds of CAD$5.3 million. The fair value of the shares was CAD$0.46 per share, resulting in the recognition of a flow through premium liability of CAD$0.04 per share for a total of CAD$425,700.

On December 30, 2021, the Company closed a private placement for 560,000 flow through common shares at CAD$0.50 per share for gross proceeds of CAD$280,000. The fair value of the shares was CAD$0.37 per share, resulting in the recognition of a flow through premium liability of CAD$0.13 per share for a total of CAD$72,800.

Canagold Resources Ltd.	Page 28

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.	Liabilities (continued)

(a)	Flow Through Premium Liability (continued)

Balance, December 31, 2018	$-
Add:
Excess of subscription price over fair value of flow through common shares	12
Less:
Income tax recovery	(3)

Balance, December 31, 2019	9
Less:
Income tax recovery	(9)

Balance, December 31, 2020	-
Add:
Excess of subscription price over fair value of flow through common shares	402
Foreign currency translation adjustment	2
Less:
Income tax recovery	(206)

Balance, December 31, 2021	$198

(b)	Deferred Royalty Liability

The 3% NSR for the Fondaway Canyon project (Note 8(b)(i)) has a buyout provision for an original amount of $600,000. The buyout amount is subject to advance royalty payments of $35,000 per year by July 15th of each year until the full gross total of $600,000 has been paid. The remaining balance was $425,000 at the closing of the Membership Agreement in March 2017. The $425,000 was discounted to a fair value of $183,000 in 2017 using a discount rate of 18%. The liability is being accreted over time as follows:

Balance, December 31, 2019	$158
Add:
Accretion	28
Less:
Advance royalty payment	(35)

Balance, December 31, 2020	151
Add:
Accretion	26
Less:
Advance royalty payment	(35)

Balance, December 31, 2021	$142

Current portion (1)	$35
Long term portion	107
Balance, December 31, 2021	$142

(1)	Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty (Note 8(b)(i)). Getchell paid an annual advance royalty of $35,000 in July 2020 and July 2021.

Canagold Resources Ltd.	Page 29

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.	Liabilities (continued)

(c)	Lease Liability

The continuity of the lease liability for the year ended December 31, 2021 is as follows:
Balance, December 31, 2019	$75
Add:
Interest	11
Less:
Payments	(35)

Balance, December 31, 2020	51
Add:
Interest	7
Foreign currency translation	1
Less:
Payments	(38)

Balance, December 31, 2021	$21

Current portion	$21
Long term portion	-
Balance, December 31, 2021	$21

11.	Share Capital

(a)	Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b)	Issued:

(i)

On October 28, 2021, the Company closed a brokered private placement with Red Cloud Securities Inc. (“Red Cloud”) for 10.6 million flow through common shares at a price of CAD$0.50 per share for gross proceeds of CAD$5.3 million. Finders fees were comprised of CAD$253,555 in cash and 638,510 broker warrants with each broker warrant exercisable to acquire one non flow through common share at an exercise price of CAD$0.75 until October 28, 2023.

In December 2021 and January 2022, the Company closed a private placement in two tranches totalling 4.61 million flow through common shares at a price of CAD$0.50 per share for gross proceeds of CAD$2.3 million. On December 30, 2021, the Company closed the first tranche for 560,000 flow through shares for gross proceeds of CAD$280,000. On January 18, 2022, the Company closed the second tranche for 4.05 million flow through shares for gross proceeds of CAD$2.03 million.

Canagold Resources Ltd.	Page 30

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(b)	(continued)

	(i)	(continued)

In 2021, stock options for 650,000 shares were exercised for proceeds of $204,100 and $179,700 was reallocated from reserve for share-based payments to share capital. Stock options for 210,000 common shares were cancelled for the exercise of share appreciation rights for 104,884 common shares at a fair value of CAD$0.68 per share. Also warrants for 301,624 common shares were exercised for proceeds of $72,000, and $33,100 was reallocated from reserve for share-based payments to share capital.

(ii)

In October and November 2020, the Company closed a private placement in two tranches totalling 21 million units at a price of CAD$0.40 per unit for gross proceeds of CAD$8.4 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.65 per share for a period of two years. On October 7, 2020, the Company closed the first tranche for 8 million units for gross proceeds of CAD$3.2 million. On November 12, 2020, the Company closed the second tranche for 13 million units for gross proceeds of CAD$5.2 million; the second tranche received interested and disinterested shareholder approvals at the Company’s special general meeting held on October 19, 2020. Finders fees included CAD$176,400 in cash and 385,200 warrants with the same terms as the underlying warrants in the private placement. If the closing market price of the common shares is at a price equal to or greater than CAD$1.00 for a period of 10 consecutive trading days on the Toronto Stock Exchange (“TSX”), the Company will have the right to accelerate the expiry date of the warrants by giving written notice to the warrant holders that the warrants will expire on the date that is not less than 30 days from the date notice is provided by the Company to the warrant holders.

In 2020, stock options for 576,000 shares were exercised for proceeds of $138,000 and $98,000 was reallocated from reserve for share-based payments to share capital.

Stock options for 280,000 common shares were cancelled for the exercise of share appreciation rights for 143,303 common shares at a fair value of CAD$0.55 per share.

(iii)

On July 23, 2019, the Company closed a private placement for 4.75 million flow through common shares for gross proceeds of CAD$1.4 million; of these shares, 3.5 million were issued at a price of CAD$0.30 per share and 1.3 million shares at CAD$0.3125 per share. The fair value of the shares was CAD$0.30 per share, resulting in the recognition of a flow through premium liability of CAD$0.0125 per share for a total of CAD$16,000. Finder fees were comprised of CAD$91,400 in cash and 301,624 warrants; each warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.30 per share until July 23, 2021.

In November 2019, the Company issued 40,000 common shares at a value of CAD$0.30 per share to Silver Range for the Hard Cash and Nigel properties (Note 8(a)(iv)).

In November 2019, the Company issued 75,000 common shares at a value of CAD$0.25 per share to Universal for the Princeton property (Note 8(a)(iii)).

Canagold Resources Ltd.	Page 31

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(c) Stock option plan:

The Company has a stock option plan that allows it to grant stock options to its directors, officers, employees, and consultants to acquire up to 8,852,339. The exercise price of each stock option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Stock options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of stock options is made at the discretion of the board at the time the stock options are granted.

At the discretion of the board, certain stock option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

The continuity of outstanding stock options for the years ended December 31, 2021, 2020 and 2019 is as follows:

	2021		2020		2019
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding balance, beginning of year	3,210,000	$0.42	3,550,000	$0.37	3,280,000	$0.40
Granted	4,315,000	$0.50	840,000	$0.50	750,000	$0.30
Exercised	(650,000)	$0.39	(576,000)	$0.31	-	-
Cancellation for share appreciation rights	(210,000)	$0.40	(280,000)	$0.30	-	-
Forfeited	-	-	(140,000)	$0.39	(12,000)	$0.35
Expired	-	-	(184,000)	$0.42	(468,000)	$0.50
Outstanding balance, end of year	6,665,000	$0.48	3,210,000	$0.42	3,550,000	$0.35

Exercise price range		$0.25 - $0.55		$0.25 - $0.55		$0.25 - $0.50

In 2021, the weighted average share price for the stock option exercise is CAD$0.54 (2020 – CAD$0.66 and 2019 – n/a).

Canagold Resources Ltd.	Page 32

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(c)	Stock option plan: (continued)

The following table summarizes information about stock options exercisable and outstanding at December 31, 2021 and 2020:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2021	(Number of Years)	(CAD$)	Dec 31, 2021	(Number of Years)	(CAD$)

$0.50	410,000	0.42	$0.50	410,000	0.42	$0.50
$0.40	520,000	1.49	$0.40	520,000	1.49	$0.40
$0.52	215,000	1.53	$0.52	53,750	1.53	$0.52
$0.30	100,000	1.86	$0.30	100,000	1.86	$0.30
$0.25	100,000	1.86	$0.25	100,000	1.86	$0.25
$0.40	60,000	2.22	$0.40	60,000	2.22	$0.40
$0.30	400,000	2.49	$0.30	400,000	2.49	$0.30
$0.50	680,000	3.49	$0.50	680,000	3.49	$0.50
$0.55	80,000	3.63	$0.55	60,000	3.63	$0.55
$0.50	3,600,000	4.48	$0.50	1,800,000	4.48	$0.50
$0.52	500,000	4.53	$0.52	125,000	4.53	$0.52
	6,665,000	3.58	$0.48	4,308,750	3.19	$0.46

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2020	(Number of Years)	(CAD$)	Dec 31, 2020	(Number of Years)	(CAD$)

$0.40	720,000	0.51	$0.40	720,000	0.51	$0.40
$0.50	410,000	1.42	$0.50	410,000	1.42	$0.50
$0.40	520,000	2.49	$0.40	520,000	2.49	$0.40
$0.30	100,000	2.86	$0.30	100,000	2.86	$0.30
$0.25	100,000	2.86	$0.25	100,000	2.86	$0.25
$0.35	140,000	3.14	$0.35	112,000	3.14	$0.35
$0.40	60,000	3.22	$0.40	48,000	3.22	$0.40
$0.30	400,000	3.49	$0.30	320,000	3.49	$0.30
$0.50	680,000	4.49	$0.50	340,000	4.49	$0.50
$0.55	80,000	4.63	$0.55	20,000	4.63	$0.55
$0.42	3,210,000	2.58	$0.42	2,690,000	2.25	$0.42

Canagold Resources Ltd.	Page 33

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(c)	Stock option plan: (continued)

During the year ended December 31, 2021, the Company recognized share-based payments of $974,000 (2020 - $170,000 and 2019 - $120,000), net of forfeitures, based on the fair value of stock options that were earned by the provision of services during the period. Share-based payments are segregated between directors and officers, employees and consultants, as applicable, as follows:

	2021	2020	2019

Directors and officers	$929	$148	$101
Employees	12	3	-
Consultants	33	19	19

	$974	$170	$120

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

	2021	2020	2019

Number of stock options granted	4,315,000	840,000	750,000
Fair value of stock options granted (CAD$)	$0.38	$0.31	$0.20

Market price of shares on grant date (CAD$)	$0.49	$0.48	$0.30
Pre-vest forfeiture rate	13.04%	13.27%	13.81%
Risk-free interest rate	0.78%	0.33%	1.44%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	129%	94%	105%
Expected option life in years	3.83	3.98	4.22

Expected stock price volatility is based on the historical price volatility of the Company’s common shares. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life. The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. The Company has not paid and does not anticipate paying dividends on its common shares.

In fiscal 2019, the Company granted the following stock options:
-

140,000 stock options to consultants with an exercise price of CAD$0.35 per share and an expiry date of February 22, 2024 and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter;

-

60,000 stock options to a director with an exercise price of CAD$0.40 per share and an expiry date of March 21, 2024 and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter; and

-

550,000 stock options to directors, officers and employees with an exercise price of CAD$0.30 and an expiry date of June 27, 2024, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

Canagold Resources Ltd.	Page 34

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(c)	Stock option plan: (continued)

In fiscal 2020, the Company granted the following stock options:
-

760,000 stock options to directors, officers and employees with an exercise price of CAD$0.50 and an expiry date of June 29, 2025, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter; and

-

80,000 stock options to a director with an exercise price of CAD$0.55 and an expiry date of August 19, 2025, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

In fiscal 2021, the Company granted the following stock options:
-

3.6 million stock options to directors, officers and employees with an exercise price of CAD$0.50 and an expiry date of June 24, 2026, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter; and

-

715,000 stock options to an officer and a consultant with an exercise price of CAD$0.52 of which 500,000 stock options have an expiry date of July 12, 2026 and 215,000 stock option with an expiry date of July 12, 2023, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

(d)	Warrants:

At December 31, 2021, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2020	Issued	Exercised	Expired	December 31, 2021

$0.30	July 23, 2021 (1)	301,624	-	(301,624)	-	-

$0.65	October 7, 2022 (2)	4,000,000	-	-	-	4,000,000

$0.65	November 12, 2022 (2)	6,500,000	-	-	-	6,500,000

$0.65	November 12, 2022 (2), (3)	385,200	-	-	-	385,200

$0.75	October 28, 2023 (4)	-	638,510	-	-	638,510

		11,186,824	638,510	(301,624)	-	11,523,710

(1)

As these warrants are agent’s warrants, a fair value of $33,110 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 89%, risk-free rate 1.44%, expected life 2 years, and expected dividend yield 0%. These warrants were exercised in July 2021.

(2)

If the closing market price of the common shares is at a price equal to or greater than CAD$1.00 for a period of 10 consecutive trading days on the TSX, the Company will have the right to accelerate the expiry date of the warrants by giving written notice to the warrant holders that the warrants will expire on the date that is not less than 30 days from the date notice is provided by the Company to the warrant holders.

Canagold Resources Ltd.	Page 35

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(d)	Warrants: (continued)

(3)

As these warrants are agent’s warrants, a fair value of $126,560 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 105%, risk-free rate 0.26%, expected life 2 years, and expected dividend yield 0%.

(4)

As these warrants are agent’s warrants, a fair value of $152,360 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 153%, risk-free rate 1%, expected life 2 years, and expected dividend yield 0%.

At December 31, 2020, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2019	Issued	Exercised	Expired	December 31, 2020

$0.30	July 23, 2021 (1)	301,624	-	-	-	301,624

$0.65	October 7, 2022 (2)	-	4,000,000	-	-	4,000,000

$0.65	November 12, 2022 (2)	-	6,500,000	-	-	6,500,000

$0.65	November 12, 2022 (2), (3)	-	385,200	-	-	385,200

		301,624	10,885,200	-	-	11,186,824

(1)

As these warrants are agent’s warrants, a fair value of $33,110 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 89%, risk-free rate 1.44%, expected life 2 years, and expected dividend yield 0%.

(2)

If the closing market price of the common shares is at a price equal to or greater than CAD$1.00 for a period of 10 consecutive trading days on the TSX, the Company will have the right to accelerate the expiry date of the warrants by giving written notice to the warrant holders that the warrants will expire on the date that is not less than 30 days from the date notice is provided by the Company to the warrant holders.

(3)

As these warrants are agent’s warrants, a fair value of $126,560 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 105%, risk-free rate 0.26%, expected life 2 years, and expected dividend yield 0%.

Canagold Resources Ltd.	Page 36

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(d)	Warrants: (continued)

At December 31, 2019, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2018	Issued	Exercised	Expired	December 31, 2019

$0.60	March 3, 2019	1,770,515	-	-	(1,770,515)	-

$0.60	March 14, 2019	499,444	-	-	(499,444)	-

$0.60	March 14, 2019 (1)	31,111	-	-	(31,111)	-

$0.60	April 21, 2019 (2)	50,000	-	-	(50,000)	-

$0.30	July 23, 2021 (3)	-	301,624	-	-	301,624

		2,351,070	301,624	-	(2,351,070)	301,624

(1)

As these warrants are agent’s warrants, a fair value of $10,320 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 150%, risk-free rate 0.58%, expected life 3 years, and expected dividend yield 0%.

(2)

As these warrants are agent’s warrants, a fair value of $11,460 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 125%, risk-free rate 0.71%, expected life 2 years, and expected dividend yield 0%.

(3)

As these warrants are agent’s warrants, a fair value of $33,110 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 89%, risk-free rate 1.44%, expected life 2 years, and expected dividend yield 0%.

In 2021, the weighted average share price for the warrant exercise is CAD$0.63 (2020 – n/a and 2019 – n/a).

(e)	Common shares reserved for issuance:

	Number of Shares
	December 31,
	2021	2020	2019

Stock options (Note 11(c))	6,665,000	3,210,000	3,550,000
Warrants (Note 11(d))	11,523,710	11,186,824	301,624

Balance	18,188,710	14,396,824	3,851,624

Canagold Resources Ltd.	Page 37

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Corporate Development and General and Administrative

	Years ended December 31,
	2021	2020	2019

Corporate Development:
Geology and technical review	$-	$7	$-
Salaries and remuneration	-	34	14
Sundry	-	17	4
Travel and transportation	-	5	13
	$-	$63	$31

General and Administrative:
Accounting, audit and tax	$59	$32	$28
Legal	4	24	15
Office and sundry	117	82	51
Regulatory	76	54	53
Rent	39	36	28
	$295	$228	$175

13.	Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the consolidated financial statements, the Company had the following general and administrative costs with related parties during the years ended December 31, 2021, 2020 and 2019:

	Years ended December 31,			Net balance receivable (payable) as at December 31,
	2021	2020	2019	2021	2020

Key management compensation:
Executive salaries and remuneration (1)	$567	$562	$455	$126	$118
Severance	-	-	90	-	-
Directors fees	26	33	20	-	-
Share-based payments	929	148	101	-	-
	$1,522	$743	$666	$126	$118

Net office, sundry, rent and salary allocations recovered from (incurred to) company sharing a common director (2)	$8	$5	$4	$1	$1

(1)	Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2)	The company is Aztec Minerals Corp., which share one common director.

The above transactions are incurred in the normal course of business.

Canagold Resources Ltd.	Page 38

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.	Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and the United States, as follows:

	December 31, 2021			December 31, 2020
	Canada	USA	Total	Canada	USA	Total

Mineral property interests	$20,341	$3,440	$23,781	$12,024	$3,796	$15,820
Leasehold improvements and equipment	44	-	44	83	-	83

15.	Commitments

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5. As at December 31, 2021, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:
2022	$21

$21

In January 2022, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2022. The basic rent per year is CAD$84,700 for years 1 to 2, CAD$87,300 for years 3 to 4, and CAD$89,900 for year 5.

For the Fondaway Canyon project, the 3% NSR has a buyout provision which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $250,000 remains payable as at December 31, 2021. (Notes 8(b)(i) and 10(b)).

Canagold Resources Ltd.	Page 39

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16.	Deferred Income Taxes

(a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2021	2020

Net loss for the year	$(1,832)	$(1,708)
Canadian statutory tax rate	27.00%	27.00%

Income tax benefit computed at statutory rates	(495)	(461)
Differences between Canadian and foreign tax rates	2	-
Temporary differences	(333)	539
Items not taxable/deductible for income tax purposes	208	46
Tax losses and tax offsets not recognized	(282)	96
Under (over) provided in prior years	900	(220)

Income tax recovery	$-	$-

Effective January 1, 2018, the Canadian federal corporate tax rate is 15% and the British Columbia provincial tax rate is 12% for a total Canadian statutory tax rate of 27%.

(b)	The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2021 and 2020 are presented below:

	December 31,
	2021	2020

Deferred tax assets:
Non-capital losses carried forward	$719	$1,003

Deferred tax liabilities:
Book value of marketable securities	-	(205)
Book value over tax value of mineral properties	(719)	(798)

Net deferred tax assets	$-	$-

Canagold Resources Ltd.	Page 40

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16.	Deferred Income Taxes (continued)

(c)

The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets have been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31,
	2021	2020

Non-capital losses	$7,803	$9,118
Marketable securities	115	-
Share issue costs	548	255
Unrealized foreign exchange	163	203
Tax value over book value of mineral properties	4,480	7,736
Tax value over book value of equipment	1,409	1,351
Unrecognized deductible temporary differences	$14,518	$18,663

As at December 31, 2021, the Company’s unrecognized unused non-capital losses have the following expiry dates:

2026	$57
2027	242
2028	-
2029	-
2030	490
2031	837
2032	897
2033	293
2034	875
2035	1,090
2036	-
2037	2,074
2038	858
2039	843
2040	854
2041	886
No date of expiry	929

$11,225

Canagold Resources Ltd.	Page 41

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

17.	COVID-19

In 2020, the coronavirus global pandemic (“COVID-19”) affected the global economy as well as caused volatility in the global financial markets. While the full impact of COVID-19 on the global economy remains uncertain and continued adverse affects of COVID-19 remain a risk. The extent to which COVID-19 may impact the Company’s business will depend on developments such as the geographic spread of the disease, the duration of the outbreak, vaccination rates, travel restrictions and social distancing, business closures or business disruptions, and the effectiveness of actions taken in Canada, the United States and other countries to contain and treat the disease. It is not possible to reliably estimate the length or severity of these developments and their financial impact to the date of approval of these consolidated financial statements.

Canagold Resources Ltd.	Page 42

CORPORATE INFORMATION

HEAD OFFICE	#810 – 625 Howe Street
Vancouver, BC, Canada, V6C 2T6

Telephone: (604) 685-9700
Facsimile: (604) 685-9744

Website: www.canagoldresources.com

DIRECTORS	Bradford Cooke
Scott Eldridge
Martin Burian
Deepak Malhotra

OFFICERS	Scott Eldridge ~ Chief Executive Officer
Garry Biles ~ President and Chief Operating Officer
Troy Gill ~ Vice President (Exploration)
Knox Henderson – Vice President (Corporate Development)
Philip Yee ~ Chief Financial Officer and Corporate Secretary

REGISTRAR AND	Computershare Investor Services Inc.
TRANSFER AGENT	3rd Floor, 510 Burrard Street

Vancouver, BC, Canada, V6C 3B9

AUDITORS	Smythe LLP
#1700 – 475 Howe Street
Vancouver, BC, Canada, V6C 2B3

SOLICITORS AND	Maxis Law Corporation
REGISTERED OFFICE	#910 – 800 West Pender Street
Vancouver, BC, Canada, V6C 2V6

SHARES LISTED	Trading Symbols
TSX: CCM
OTC-QB: CRCUF
DBFrankfurt: CAN

Canagold Resources Ltd.	Page 43